CORAL GOLD RESOURCES LTD.

Consolidated Financial Statements

January 31, 2006, 2005 and 2004
(In Canadian Dollars)

Index

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Consolidated Statements of Mineral Properties

Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Coral Gold Resources Ltd.

We have audited the accompanying consolidated balance sheet of Coral Gold Resources Ltd. (an exploration stage enterprise) as of January 31, 2006, and the related consolidated statements of operations and deficit, cash flows and mineral properties for the year then ended, and for the period January 22, 1981 (inception) through January 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements as of January 31, 2005, and for the period January 22, 1981 (inception) through January 31, 2005, were audited by other auditors whose report dated April 13, 2005 except note 14, which is as of July 21, 2005 expressed an unqualified opinion on those statements. The consolidated financial statements for the period January 22, 1981 (inception) through January 31, 2005 prior to restatement, as described below, included total revenues and net loss of $2,176,079 and $20,510,872, respectively. Our opinion on the consolidated statements of operations and deficit, and cash flows for the period January 22, 1981 (inception) through January 31, 2006, insofar as it relates to amounts for prior periods through January 31, 2005 before restatement is based solely on the report of other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coral Gold Resources Ltd., at January 31, 2006, and the results of its operations and its cash flows for the year then ended and the period from January 22, 1981 (inception) through January 31, 2006, in conformity with accounting principles generally accepted in the United States.

The consolidated financial statements of Coral Gold Resources Ltd. as of January 31, 2005 and for the years ended January 31, 2005 and 2004 were audited by other auditors who have ceased operations and whose report dated April 13, 2005 except note 14, which is as of July 21, 2005 expressed an unqualified opinion on those statements before the restatement adjustment described in Note 2.

As discussed above, the consolidated financial statements of Coral Gold Resources Ltd. as of January 31, 2005 and for the years ended January 31, 2005 and 2004 were audited by other auditors who have ceased operations. As described in Note 2, the Company recorded a prior period adjustment to account for an unrecorded future income tax liability arising from prior years. We audited the adjustment that was applied to restate the future income tax liability and deficit. Our procedures included (a) agreeing the future income tax liability recorded to a computation obtained from management and to underlying tax documents, and (b) testing the mathematical accuracy of the restated future income tax liability and deficit. In our opinion, such adjustment is appropriate and has been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2005 consolidated financial statements of the Company other than with respect to such adjustment and, accordingly, we do not express an opinion or any other form of assurance on the 2005 consolidated financial statements taken as a whole.

Vancouver, Canada                                                      “Ernst & Young LLP”
May 31, 2006                                                                                                                Chartered Accountants

CORAL GOLD RESOURCES LTD.
Consolidated Balance Sheets
January 31, 2006 and 2005
(In Canadian Dollars)

	2006	2005 restated (note 2)

ASSETS

Current
Cash and cash equivalents	$663,071	$1,472,146
Advances receivable (note 13(a))	62,358	78,101
Prepaid expenses	69,856	12,647
	795,285	1,562,894

Investment securities (note 5)	147,408	129,934
Loan receivable (note 13(g))	83,000	50,000
Equipment (note 6)	3,634	4,543
Mineral properties (note 7)	10,095,609	8,472,255
Reclamation deposit (note 8)	260,976	518,057
	$11,385,912	$10,737,683

LIABILITIES

Current
Accounts payable and accrued liabilities (note 13(h))	$696,810	$85,937
Advances payable to related parties (note 13(b))	61,956	76,352
	758,766	162,289

Site restoration obligation (note 14)	16,000	-

Future income tax liability (notes 3 and 15)	1,448,662	318,000

Non-controlling interest	10,320	-

SHAREHOLDERS' EQUITY

Subscriptions received in advance (note 9)	60,000	-
Share subscriptions receivable	-	(11,945)
Share capital (note 10)	31,560,337	30,754,678
Contributed surplus (note 11)	1,428,173	343,533
Deficit	(23,896,346)	(20,828,872)
	9,152,164	10,257,394

	$11,385,912	$10,737,683

The accompanying notes form an integral part of these financial statements.

Commitments (note 12)

Approved by the Directors:	“Matthew Wayrynen”	“Louis Wolfin”
	Matthew Wayrynen	Louis Wolfin

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Operations and Deficit
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)
	For the period January 22, 1981 (inception) to January 31, 2006	2006	2005 restated (note 2)	2004 restated (note 2)
Revenue
Sales	$2,176,079	$-	$-	$-

Cost of Sales	(5,383,348)	-	-	-

	(3,207,269)	-	-	-

Expenses
Administrative services	1,058,598	-	-	-
Amortization	2,728	909	1,136	684
Consulting fees (note 13(c))	227,528	40,603	41,480	29,262
Directors fees (note 13(e))	75,763	12,000	14,000	24,000
Investor relations and shareholder Information	1,901,480	85,283	74,075	143,217
Legal and accounting	2,599,764	208,314	74,308	80,571
Listing and filing fees	137,275	17,532	20,428	43,626
Management fees (note 13(d))	354,500	105,000	75,000	90,000
Office and miscellaneous	2,036,612	82,007	93,910	118,872
Salaries and benefits	921,759	625,351	79,929	55,437
Stock-based compensation	1,399,633	1,056,100	343,533	-
Transfer agent fees	52,056	9,124	12,470	11,437
Travel	931,194	59,760	35,816	43,396

	11,698,890	2,301,983	866,085	640,502

Loss before the following	(14,906,159)	(2,301,983)	(866,085)	(640,502)

Other items
Interest income	854,290	20,454	33,786	15,184
Foreign exchange gain (loss)	(251,286)	(20,401)	(46,520)	(140,623)
Gain realized on disposition of option on property	143,552	-	-	-
Gain on sale of investment	17,692	-	-	-
Recovery (writedown) of advances receivable	(348,323)	12,467	-	36,320
Financing costs	(341,006)	-	-	-
Writedown of investment securities	(809,828)	-	-	(19,007)
Loss on equipment disposals	(32,784)	-	-	-
Writedown of equipment	(16,335)	-	-	-
Writedown of mineral properties	(7,110,148)	-	-	(4,968)

Loss for the year before future income taxes and non-controlling interest (balance carried forward)	$(22,800,335)	$(2,289,463)	$(878,819)	$(753,596)

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Operations and Deficit
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

	For the period January 22, 1981 (inception) to January 31, 2006	2006	2005 restated (note 2)	2004 restated (note 2)

Loss for the year before future income taxes and non-controlling interest (balance carried forward)	$(22,800,335)	$(2,289,463)	$(878,819)	$(753,596)

Future income tax expense (note 15)	1,096,000	778,000	-	-
Non-controlling interest loss	11	11	-	-

Loss for the period	$(23,896,346)	(3,067,474)	(878,819)	(753,596)

Deficit, beginning of the period		(20,828,872)	(19,950,053)	(19,196,457)

Deficit, end of the period		$(23,896,346)	$(20,828,872)	$(19,950,053)

Basic and diluted:
Loss per share		$(0.64)	$(0.19)	$(0.20)

Weighted average number of common shares outstanding		4,789,881	4,629,892	3,686,398

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Operations and Deficit
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

	For the period January 22, 1981 (inception) to January 31, 2006	2006	2005 restated (note 2)	2004 restated (note 2)

Cash flows from (used in) operating activities

Loss for the period	$(23,896,346)	$(3,067,474)	$(878,819)	$(753,596)
Adjustments for items not involving cash:
- amortization	2,728	909	1,136	684
- writedown of equipment	16,335	-	-	-
- stock based compensation	1,399,633	1,056,100	343,533	-
- non-controlling interest	11	11	-	-
- future income tax expense	1,096,000	778,000	-	-
- writedown of investment securities	809,828	-	-	19,007
- writedown of mineral properties	7,110,148	-	-	4,968
- writedown of advances receivable	348,323	12,467	-	(36,320)
- loss on equipment disposals	32,784	-	-	-
- gain on sales of investments	(17,692)	-	-	-
- gain realized on disposition of option on property	(143,552)	-	-	-

Change in non-cash working capital:
- (increase) decrease in advances receivable	(410,681)	3,276	(21,556)	(19,258)
- (increase) decrease prepaid expenses	(69,856)	(57,209)	(1,671)	(10,976)
- investment securities	(119,174)	-	-	-
- increase (decrease) in accounts payable and accrued liabilities	696,810	610,873	7,590	(152,419)
- (decrease) increase in advances payable	61,956	(14,396)	(6,397)	(73,985)

	(13,082,745)	(677,443)	(556,184)	(1,021,895)

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Cash Flows
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

	For the period January 22, 1981 (inception) to January 31, 2006	2006	2005 restated (note 2)	2004 restated (note 2)

Cash flows from (used in) investing activities
Mineral properties acquisition and exploration expenditures incurred	(16,023,742)	(584,880)	(897,908)	(420,054)
Acquisition of Marcus Corporation	(14,498)	(14,498)	-	-
Proceeds on sale of equipment	92,732	-	-	-
Loan receivable	(83,000)	(33,000)	(50,000)	-
Purchase of equipment	(145,485)	-	-	(2,943)
Purchase of investments	(939,776)	(17,474)	-	-
Advances receivable recovered	-	-	-	36,320
Decrease (increase) in reclamation deposit amounts	(260,976)	257,081	33,662	651,433

	(17,374,745)	(392,771)	(914,246)	264,756

Cash flows from financing activities
Subscriptions received in advance	60,000	60,000	-	791,720
Cash from share subscriptions receivable	-	11,945	58,700	-
Issuance of shares for cash, net	31,031,432	189,194	316,720	2,196,541

	31,091,432	261,139	375,420	2,988,261

Net increase (decrease) in cash and cash equivalents	633,942	(809,075)	(1,095,010)	2,231,122

Cash and cash equivalents, beginning of year	29,129	1,472,146	2,567,156	336,034

Cash and cash equivalents, end of year	$663,071	$663,071	$1,472,146	$2,567,156

Supplementary disclosure of cash flow information:

Cash paid during the year for:	2006	2005	2004

Interest	$40	$145	$730
Income taxes	-	-	-

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Mineral Properties
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

	Acquisition Cost	Exploration Expenditures	Proceeds of Interest Disposed of	Total

Robertson Property (note 7(a)(i) and 7(a)(iii))
Balance, January 31, 2004	$801,956	$8,675,800	$(1,937,625)	$7,540,131
2005 transactions, net	-	890,292	-	890,292

Balance, January 31, 2005	801,956	9,566,092	(1,937,625)	8,430,423
2006 transactions, net	-	1,623,354	-	1,623,354

Balance, January 31, 2006	$801,956	$11,189,446	$(1,937,625)	$10,053,777

Ruf and Norma Sass Properties (note 7(a)(ii))
Balance, January 31, 2004	$-	$73,514	$(39,301)	$34,213
2005 transactions, net	-	7,616	-	7,616

Balance, January 31, 2005	-	81,130	(39,301)	41,829
2006 transactions, net	-	-	-	-

Balance, January 31, 2006	$-	$81,130	$(39,301)	$41,829

Eagle Property (note 7(b))
Balance, January 31, 2004, 2005 and 2006	$1	$-	$-	$1

Ludlow Property (note 7(c))
Balance, January 31, 2004, 2005 and 2006	$1	$-	$-	$1

JDN Property (note 7(d))
Balance, January 31, 2004, 2005 and 2006	$1	$-	$-	$1

Total Properties	$801,959	$11,270,576	$(1,976,926)	$10,095,609

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

1.	Nature of Business and Going Concern

These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company is in the process of exploring its mineral interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The continued operations of the Company and the recoverability of mineral property costs is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production. Management’s plan in this regard is to raise equity financing as required.

2.	Prior Period Adjustment

During the year the Company recorded a prior period adjustment to account for an unrecorded future income tax liability arising from prior years. The effect of the restatement is that future income tax liability and deficit increased by $318,000 at January 31, 2005. The unrecorded future income tax liability pertained to periods prior to February 1, 2003, and as a result, the deficit, beginning of the period as disclosed in the consolidated statements of operations and deficit for the years ended January 31, 2005 and 2004 also increased by $318,000. The unrecorded future income tax liability did not change the Company’s loss for the period for either of the years ended January 31, 2005 or 2004.

3.	Marcus Corporation Acquisition

During the year ended January 31, 2006, the Company completed the following acquisition which was accounted for by the purchase method with effect from the date of acquisition.

On September 15, 2005, the Company acquired 98.49% of the issued and outstanding capital of Marcus Corporation (“Marcus”). The Company acquired the shares at a total cost, including costs of acquisition of $15,992, of $660,997. Consideration for the acquisition was paid through the issuance of common shares of the Company totalling 347,964, and 173,975 common share purchase warrants. The common shares were valued at $1.52 per share. The warrants were valued at $116,100 using the Black-Scholes option pricing model. The consideration has been allocated to identifiable assets acquired and liabilities assumed based on their estimated fair values with the excess consideration recorded to goodwill, as follows:

Cash	$1,494
Mineral Properties	1,022,231
Future Income taxes	(352,662)
Non-controlling interest	(10,066)

$660,997

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

4.	Significant Accounting Policies

(a)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California and its 98.49% owned subsidiary Marcus. Significant inter-company accounts and transactions have been eliminated.

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are in conformity with United States generally accepted accounting principles (“US GAAP”), except as described in note 18 to these consolidated financial statements. All figures are in Canadian dollars unless otherwise stated.

(b)	Mineral Properties

The Company is in the exploration stage and defers all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method, all amounts shown as mineral properties represent costs incurred to date less amounts amortized and/or written off and do not necessarily represent present or future values.

If the properties are put into commercial production, the expenditures will be depleted based upon the proven and probable reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs, such as land taxes, of maintaining in good standing its mineral properties.

The carrying values of mineral interests, on a property-by-property basis, will be reviewed by management at least annually to determine if they have become impaired. If impairment is deemed to exist, the mineral property will be written down to its fair value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term which could adversely affect management’s estimates and may result in future writedowns of capitalized property carrying values.

(c)	Investment Securities

The investments in Mill Bay Ventures Inc. (formerly First International Metals Corp.) and Levon Resources Ltd. are carried at cost less writedowns determined to be other than temporary. They will be written down to their net realizable value if and when it has been determined that an other than temporary impairment to their value has occurred.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

4. Significant Accounting Policies (continued)

(d)	Fair Value of Financial Instruments

The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, advances receivable, share subscriptions receivable, accounts payable and accrued liabilities and advances payable to related parties. Fair values were assumed to approximate carrying values for these financial instruments, except where noted, since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. Management is of the opinion that the Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.

At January 31, 2006 and 2005, the Company had approximately $nil and $nil, respectively, in cash balances at financial institutions which were in excess of the insured limits. Therefore, the company is not exposed to significant concentrations of credit risk.

(e)	Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the year except for amortization, which is translated at historical exchange rates. Gains and losses on translation is included as income (loss) for the year.

(f)	Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(g)	Impairment of Long-term Assets

The Company re-evaluates the recoverability of long-term assets, including loan receivable, equipment, mineral properties, and investment securities, based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets or be realized on sale. The Company’s policy is to write-down assets to their fair value in the period when it is determined that the carrying amount of the asset is not likely to be recovered.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

4.    Significant Accounting Policies (continued)

(h)	Equipment

Equipment is recorded at historical cost less accumulated amortization. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Computer hardware                     20%
Equipment                                     20%

(i)	Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks, and highly liquid short-term interest bearing securities with maturities at the purchase date of three months or less.

	2006	2005

Cash	$663,071	$122,146
Cash equivalents	-	1,350,000

	$663,071	$1,472,146

(j)	Loss per Share

Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

Basic loss per share is computed using the weighted average number of common shares outstanding during the year.

(k)	Income Taxes

Income taxes are accounted for using the liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

4.    Significant Accounting Policies (continued)

(l)	Asset Retirement Obligation

Asset retirement obligations are accounted for pursuant to Section 3110, of the Handbook of the Canadian Institute of Chartered Accountants. It requires the recognition of the fair value of a liability for asset retirement obligations in the year in which such a liability is incurred; when a reasonable estimate can be made. At such time the present value of the asset retirement obligation (referred to as “site restoration obligations”) are to be added to the capitalized cost of the mineral property, and recorded as a liability at the equivalent amount. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimate. The site restoration obligations included in the capitalized cost of the property, as adjusted from time to time, are to be amortized to operations on the unit-of-production basis together with total mineral property costs capitalized.

(m)	Stock-Based Compensation

The Company adopted Section 3870 (“CICA 3870”), Stock-based compensation and other stock-based payments, of the Handbook of the Canadian Institute of Chartered Accountants, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 sets out a fair value based method of accounting that is required for all stock-based transactions. Under the recommendation, direct awards of stock granted to employees and directors are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

5.	Investment Securities

	2006	2005

Levon Resources Ltd. 967,571 common shares (2005 - 967,571)	$77,117	$77,117

Mill Bay Ventures Inc. (formerly First International Metals Corp.) 518,731 common shares (2005 - 324,565)	70,291	52,817

	$147,408	$129,934

Levon Resources Ltd. (“Levon”) and Mill Bay Ventures Inc. (“Mill Bay”) are related to the Company by way of common management and directors. The fair market value of the Mill Bay and Levon common shares as at January 31, 2006 were $46,688 (2005 - $38,948), and $91,910 (2005 - $96,757), respectively.

6.	Equipment

	2006
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$5,926	$2,536	$3,390
Equipment	436	192	244
	$6,362	$2,728	$3,634

	2005
Cost		Accumulated Amortization	Net Book Value

Computer hardware	$5,926	$1,688	$4,238
Equipment	436	131	305
	$6,362	$1,819	$4,543

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

7.	Mineral Properties

(a)	Robertson Property

The Company has certain interests in 724 patented and unpatented load mining claims located in the Bullion Mining District, Lander County, Nevada, subject to NSR’s ranging from 4% to 10%, and which certain leases provide for advance royalty payments. The Robertson group is recorded under three separate claims groups known as the Core Claims (100% owned), the Carve-out Claims (39% carried interest) and the Norma Sass/Ruff Claims (66.67% owned).

(i)	Carve-out Claims - 39% carried interest

By an Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 51% interest in 200 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company could elect, and did elect, to have the 49% of its interest reverted to a 39% carried interest.

The Carve-out Claims Option Agreement was assignable by the Company or Amax. On September 13, 1995, the Company optioned 50% of its interest in 54 claims (subsequent known as the Ruff/Sass Claims - see Note 7(a)(ii)) to Levon Resources Ltd., and on March 24, 1997 Amax assigned it’s Option to Placer Dome Inc. (“Placer”). On July 11, 1997, Placer exercised its right to acquire a 51% interest in the claims by making a payment to the Company of US $615,359. The claims, that Placer had acquired a 51% interest in, excluded the Ruff/Sass claims as these were released back to the Company by Placer. Pursuant to the terms under the option agreement, the parties entered into an Exploration and Mining Venture Agreement dated July 11, 1997, and the Company exercised its right to have Placer advance the Company’s share of venture costs from inception of the Venture to commencement of commercial production in exchange for an additional undivided 10% interest in the properties.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

7.    Mineral Properties (continued)

(a)    Robertson Property (continued)

(ii)	Ruff/Norma Sass - 66.67% owned

By an amended Option Agreement dated September 13, 1995, the Company had granted Levon Resources Ltd. (“Levon”), a company related by common directors, an option to purchase a 50% interest in 54 claims known as the Ruff/Sass Claims. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in the claims by the issuance to the Company of 300,000 common shares in Levon (received during previous fiscal years) and incurring $350,294 in exploration on the Property (incurred during prior years).

A third party holds a 3% net smelter returns royalty on the production from some of these mining claims, up to a limit of USD$1,250,000.

By an Option Agreement dated December 4, 2002 the Company granted Goldfranchise Corporation (“Goldfranchise”) an Option to acquire a 33 1/3% interest in the Ruff/Norma Sass claims. In order to earn the interest, Goldfranchise must:

a)	Pay to Coral US$38,391.50;

b)	Incur minimum expenditures on the property in the amount of US $300,000, of which $100,000 on or before December 4, 2003, and the balance of $200,000 on or before December 4, 2004; and

c)	Pay to Coral 33 1/3% of all land fees, taxes, advance royalties required to keep the claims in good standing.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

7.    Mineral Properties (continued)

(a)    Robertson Property (continued)

(ii)    Ruff/Norma Sass - 66.67% owned (continued)

This Option Agreement with Goldfranchise has been terminated due Goldfranchise not fulfilling their obligations under the Agreement.

By way of an agreement dated December 30, 2004, the Company and Levon have assigned, sub-leased and granted a mining lease to a subsidiary of Agnico-Eagle Mines Ltd. (“AGE”) on the following properties: the Blue Nugget; the Blue Nugget #1 to #8; the Lander Ranch; the Lander Ranch #1 to the Lander Ranch #25 and the Lander Ranch Extension; the Blue Jay; the T and S; the Norma and the Norma #1 to the Norma #23; the Sass and the Sass #1 to the Sass #10; the DM #1 to the DM #8; the BA #1 to the BA #12; the PC #1 to the PC #20; and the PM #1 to the PM #12, in consideration for the following minimum advance royalty payments (in US dollars) and minimum work commitments:

	Date	Advance Royalty (US$)	Minimum Work
Execution of the Agreement	December 30, 2004	$25,000	-
First Anniversary	December 30, 2005	$30,000	13,000 ft of drilling
Second Anniversary	December 30, 2006	$50,000	15,000 ft of drilling
Third Anniversary	December 30, 2007	$75,000	17,000 ft of drilling
Fourth Anniversary	December 30, 2008	$75,000	-
Fifth Anniversary	December 30, 2009	$150,000	-

A minimum of 13,000 ft of exploration drilling was completed as part of the first year's minimum work commitment. The initial advance royalty payment has been paid and received and the first anniversary payment has been received as well. Upon making the second and third year's anniversary advance royalty payments, AGE will be obligated to complete the associated minimum work commitment for that year. After the third anniversary, or at anytime after the completion of at least 45,000 ft of drilling, AGE will have earned a 51% interest in the Norma Sass Property.

AGE, at its option, may provide the funds to acquire the leased claims from the underlying owners of such claims for the benefit of AGE, the Company and Levon, to earn an additional 24% interest (bringing AGE's total interest to 75%). AGE will then have the option of acquiring the remaining 25% interest by producing a positive feasibility study and making a positive production decision.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

7.    Mineral Properties (continued)

(a)    Robertson Property (continued)

(ii)    Ruff/Norma Sass - 66.67% owned (continued)

At the fifth anniversary and every year thereafter until production occurs, the advance royalty payment will be $150,000 per annum. All advance royalty payments will be credited towards AGE's payment of a royalty of 2.5% net smelter returns from production to the Company and Levon. AGE has reserved the right to purchase 1% of this net smelter returns royalty (to reduce the royalty to the Company and Levon to 1.5%) for a cash payment of USD$1.0 million. The Company and Levon have agreed to share in any benefits from the agreement with AGE in proportion to their current respective interests in the Norma Sass Property.

(iii)	Core claims - 100% owned

By an Option Agreement dated January 31, 1999 the Company granted Placer an option to acquire up to a 70% interest in the entire Robertson Property’s 724 claims. Under the terms of the Option, Placer guaranteed a Reclamation Bond required to be posted by the Company for previous exploration work on the Core Claims. The Option Agreement terminated on December 31, 1999. The Company was obligated under the terms of the Option to replace Placer’s guarantee. Subsequent to January 31, 2004, the Company replaced the guarantee by posting a cash bond (note 8).

(iv)	Marcus Corporation

By way of an agreement dated September 15, 2005, the Company has purchased 1,391,860 shares of Marcus Corporation (“Marcus”), representing 98.49% of the total issued shares of Marcus. Marcus owns the Marcus mining claims, consisting of 39 unpatented lode claims and two Placer claims, and which comprise a portion of the Company’s Robertson Property. By acquiring Marcus, the Company will control Marcus, and own an indirect interest in the mining lease between the Company and Marcus, which provides for an annual advanced royalty to Marcus of US$12,000, and a 5% net smelter returns royalty up to a maximum payment of US$2.5 million. The mining lease with Marcus expires in 2007.

(b)	Eagle Property

The Company holds a 50% interest in 45 lode mineral claims located at Corral Canyon in Lander County, Nevada, USA. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

7.    Mineral Properties (continued)

(c)	Ludlow Property

The Company owns a mineral property consisting of approximately 128 acres in the San Bernadino County, California, USA. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

(d)	JDN Property

The Company holds a 50% interest in 34 lode mineral claims located in Lander County, Nevada USA. The JDN claims are located approximately three miles north of the Robertson Property. During the year ended January 31, 2001, the Company decided to defer exploration on the property and to reduce the carrying value to a nominal amount.

Ownership in mineral properties involves certain inherent risks due to the difficulties in determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its properties is in good standing.

8.	Reclamation Deposit

Under the laws of the State of Nevada, the Company is required to have a reclamation deposit which covers the cost to reclaim the ground disturbed. The Company’s obligation at January 31, 1999 had been assumed by Placer as part of the Exploration and Development Option Agreement [note 7(a)]. As the Agreement was terminated on December 31, 1999, the Company was required to post its own security to guarantee performance under the Reclamation Bond.

During the year, a revised Reclamation Plan for the purposes of reducing the performance bond was approved by the Bureau of Land Management (the “Bureau”), reducing the required deposit to $260,976 (US$228,205) (2005 - $518,057).

Coral Resources Inc., as principal, placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond.

9.	Subscriptions Received in Advance

During the year, the Company received $60,000 (2005 - $nil) towards private placements of 20,000 shares (2005 - nil). These shares were issued subsequent to year-end as part of the private placement that closed on March 4, 2006 (note 17(a)).

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

10.	Share Capital

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

	Shares	Amount	Deficit

Balance, January 31, 2003	3,470,993	$27,379,052	$(19,196,457)
2004 share issuances for cash:
Private placements	721,882	1,897,068
Exercise of warrants	149,310	357,368
Exercise of stock options	19,500	48,750
Share issuance costs	-	(36,000)
2004 loss			(753,596)

Balance, January 31, 2004	4,361,685	29,646,238	(19,950,053)
2005 share issuances for cash:
Private placements	255,220	1,039,464
Exercise of warrants	1,600	4,960
Exercise of stock options	30,400	76,000
Share issuance costs		(11,984)
2005 loss			(878,819)

Balance, January 31, 2005	4,648,905	30,754,678	(20,828,872)
2006 share issuances for cash:
Exercise of warrants	9,397	25,944
Exercise of stock options	102,500	174,250
Shares returned to treasury	(2,500)	(11,000)
Fair value of stock options exercised	-	87,560
Shares issued for Marcus Corp purchase	347,964	528,905
2006 loss			(3,067,474)

Balance, January 31, 2006	5,106,266	$31,560,337	$(23,896,346)

(c)	At January 31, 2006, the following director, officer and employee stock options are outstanding and exerciseable enabling the holders to acquire additional common shares as follows:

Number of Shares	Exercise Price	Expiry Date

300,400	$1.70	December 1, 2009
32,500	$1.70	April 12, 2010
365,000	$3.55	December 12, 2010

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

10.    Share Capital (continued)

  (c)    (continued)

The Company has granted founders, directors, officers and certain employees stock options. Stock option activity is summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Balance outstanding, January 31, 2003	202,750	$2.50

2004 - Cancelled	(10,000)	2.50
2004 -- Exercised	(19,500)	2.50

Balance outstanding, January 31, 2004	173,250	2.50

2005 -- Granted	412,900	1.70
2005 - Cancelled	(20,250)	1.71
2005 - Exercised	(30,400)	2.50

Balance outstanding, January 31, 2005	535,500	1.91

2006 -- Granted	407,500	3.36
2006 - Expired	(142,600)	2.50
2006 - Exercised	(102,500)	1.70

Balance outstanding, January 31, 2006	697,900	$2.67

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

10.    Share Capital (continued)

 (c)   (continued)

The Company in fiscal 2005 adopted a formal stock option plan which provides for the granting of options to directors, officers, employees and consultants for a maximum of 706,000 shares (representing approximately 20% of the issued share capital of the Company as at the date of approval of the Plan by the Board). The Company recorded compensation expense of $1,056,100 (2005 - $343,533) with respect to stock options granted. The weighted average fair value of the options granted as at January 31, 2006 was $2.59 per share (2005 - $0.83 per share).

The fair value of options granted was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates of 4.09% and 4.42%, dividend yield of 0.0%, volatility factors of 104.23% and 101.41, and a life of 5 years.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options, which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility, changes in the subjective input assumptions can materially affect the fair value estimate.

(d)
At January 31, 2006, the Company has outstanding share purchase warrants enabling the holders to acquire additional common shares as follows. Subsequent to year-end, the warrants with expiry dates of February 16 and 17, 2006 expired without being exercised:

Number of Shares	Exercise Price	Expiry Date

104,380	$4.80	February 16, 2006
148,340	$5.50	February 17, 2006
391,900	$3.10	October 12, 2006
200,000	$3.60	November 17, 2006
100,000	$3.90	December 19, 2006
171,078	$2.00	September 15, 2007
1,115,698

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

11.	Contributed Surplus

	2006	2005

Balance, beginning of the year	$343,533	$-
Stock-based compensation expense	1,056,100	343,533
Warrants issued on acquisition of Marcus Corporation	116,100	-
Fair value of stock options exercised	(87,560)	-

	$1,428,173	$343,533

12.	Commitments

(a)
The Company entered into a new cost-sharing agreement during 2005 to reimburse a related party for a variable percentage (2005 fixed percentage - 20%; 2004 fixed percentage - 20%) of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party.

A total of $166,203 (2005 - $135,140; 2004 - $107,393) was charged to operations in relation to the cost sharing agreement.

(b)
The Company entered into a 12 month Investor Relations Agreement on July 1, 2005 with Investors Relations Services Group John Mullen & Partners (“IRS”) to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totalling $18,000 plus expenses (2005 - $nil; 2004 - $nil).

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

13.	Related Party Transactions

Related party transactions not disclosed elsewhere in the financial statements are as follows:

(a)
Included in advances receivable are amounts due from related parties, as well as third party receivables. These amounts due from related parties include $28,003 (2005 - $28,003) due from a joint venture with common management and common directors; $7,850 (2005 - $Nil) from a company controlled by a Director; $1,430 (2005 - $Nil) from a director of the Company and $13,124 (2006: $89,992 less an allowance for bad debt of $76,868; 2005: $122,048 less an allowance for bad debt of $90,621) with two companies with common management and common directors.

(b)
Advances payable include $31,620 (2005 - $31,333) due to Directors in regards to past directors’ fees; $26,922 (2005 - $10,695) due to a company with common management in regards to the cost sharing agreement for overhead expenses; $nil (2005 - $32,540) to a company with common management and directors and $3,414 (2005 - $1,784) to a company controlled by a Director.

(c)	Consulting fees of $30,000 (2005 - $30,000; 2004 - $22,500) were paid to a company owned by a director.

(d)	Management fees of $105,000 (2005 - $75,000; 2004 - $90,000) were paid to a company owned by a director.

(e)	Directors’ fees of $12,000 (2005 - $14,000; 2004 - $24,000) were paid to directors of the Company.

(f)	An allowance in the amount of $209,840 (2005 - $209,840; 2004 - $209,840) has been accrued in respect of advances made to a Company with common management.

(g)
The loan receivable of $83,000 (2005 - $50,000) is due from a subsidiary of a related company with common management that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

(h)	Included in accounts payable and accrued liabilities are bonuses payable to a director of the Company in the amount of $525,000 (2005 - $Nil).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

14.	Site Restoration Obligation

Management has assessed their site restoration obligations and the associated liability to be recognized in the current period. Management has estimated that the costs would approximate $16,000 (2005 - $nil). Management will continue to assess their site restoration obligations and the associated liability as further information becomes known.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

15.	Income Taxes

The reconciliation of the future income tax recovery (expense) rate to the statutory rate is as follows:

	2006	2005 restated (note 2)	2004 restated (note 2)

Loss before taxes	$(2,289,463)	$(878,819)	$(753,596)

Income tax rate	34.75%	35.62%	35.62%

Income tax recovery at the statutory rate	795,474	313,035	268,431

Permanent differences	(354,610)	(166,879)	(49,269)
Expiration of losses	(1,018,575)	(158,065)	(285,593)
Share issuance costs	-	4,269	12,823
Changes in income tax rates	(95,008)	(185)	(498)
Foreign exchange differences	86,719	19,125	48,807
Change in the valuation allowance	(192,000)	(11,300)	5,299

Net future income tax recovery (expense)	$(778,000)	$-	$-

The components of the future income tax assets (liabilities) are as follows:
	2006	2005 restated (note 2)

Future income assets:
Non-capital loss carry-forwards	$2,758,000	$3,351,000
Resource interests	775,000	809,000
Other	112,338	141,000

	3,645,338	4,301,000
Less: valuation allowance	(2,181,000)	(1,989,000)

Net future income tax asset	$1,464,338	$2,312,000

Future income tax liability:
Resource interests	(2,913,000)	(2,630,000)

Net future income tax liability	$(1,448,662)	$(318,000)

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

15.	Income Taxes (continued)

At January 31, 2006, the Company had, for Canadian tax purposes, operating losses aggregating approximately $3,798,000. These losses are available to reduce taxable incomes earned by the Canadian operations of future years and expire as follows:

2007	$420,000
2008	243,000
2009	231,000
2010	527,000
2011	627,000
2015	522,000
2016	1,228,000
$3,798,000

The net operating losses available to offset revenues of the US operations are approximately US$3,648,000 (2005 - US$4,700,000) and expire at various times through 2017.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

16.	Segmented Information

The Company is involved in mineral exploration and development activities principally in United States. The Company is in the development stage and, accordingly, has no reportable segment revenues or operating results for each of the 2006, 2005 and 2004 fiscal year.

	Canada	2006 USA	Total
Current assets	$695,738	$99,547	$795,285
Investment in securities	74,833	72,575	147,408
Loan Receivable	83,000	-	83,000
Equipment	3,634	-	3,634
Mineral properties	-	10,095,609	10,095,609
Reclamation deposit	-	260,976	260,976

	$857,205	$10,528,707	$11,385,912

	Canada	2005 USA	Total
Current assets	$1,511,905	$50,989	$1,562,894
Investment in securities	57,359	72,575	129,934
Loan Receivable	50,000	-	50,000
Equipment	4,543	-	4,543
Mineral properties	-	8,472,255	8,472,255
Reclamation deposit	-	518,057	518,057

	$1,623,807	$9,113,876	$10,737,683

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

17.	Subsequent Events

(a)	The Company closed a non-brokered private placement of 1,500,000 shares at a price of $3.00 per share on March 4, 2006.

(b)
The Company announced on March 6, 2006 that it has received an offer by U.S. Gold Corporation to acquire all of the Company’s outstanding common shares. Under the proposal, U.S. Gold Corporation would offer 0.63 share of U.S. Gold common stock for each outstanding common share of the Company. To date this transaction has not closed.

18.	Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP)

These consolidated financial statements and the selected financial data have been prepared under Canadian GAAP.

For each year of presentation, the modifications necessary in order for these consolidated financial statements to conform to U.S. GAAP have been suitably provided as follows:

(a)	Reconciliation of Consolidated Balance Sheet items:

(i)    Reconciliation of Total Assets and Liabilities

	2006	2005 restated (note 2)

Total assets per CDN GAAP	$11,385,912	$10,737,683
Mineral properties (note 18(h))	(9,057,135)	(8,472,255)
Investment securities	(8,810)	5,771

Total assets per US GAAP	$2,319,967	$2,271,199

Total liabilities per US/CDN GAAP	$2,233,748	$450,289

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

18.	Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

(a)    Reconciliation of Consolidated Balance Sheet items (continued):

(ii)    Reconciliation of Deficit under U.S. GAAP

	2006	2005 restated (note 2)	2004 restated (note 2)

Deficit end of year per CDN GAAP	$(23,896,346)	$(20,828,872)	$(19,950,053)
Stock compensation expense	(60,000)	(60,000)	(60,000)
Deferred exploration expenditures, net	(9,057,135)	(8,472,255)	(7,574,347)

Deficit end of year per US GAAP	$(33,013,481)	$(29,361,127)	$(27,584,400)

(b)    Reconciliation of Consolidated Statement of Income items:

 Reconciliation of Net Loss under U.S. GAAP

	Year ended January 31, 2006	Year ended January 31, 2005 restated (note 2)	Year ended January 31, 2004

Net loss for the year per CDN GAAP	$(3,067,474)	$(878,819)	$(753,596)
Deferred exploration expenditures	(584,880)	(897,908)	(420,054)
Writedown of deferred exploration expenditures	-	-	4,968
Net loss for the year per U.S. GAAP	$(3,652,354)	$(1,776,727)	$(1,168,682)
Unrealized gain (loss) on investment securties	(14,581)	5,771	-
Net comprehensive loss for the year per U.S. GAAP	$(3,696,935)	$(1,770,956)	$(1,168,682)

(b)	Loss Per Share U.S. GAAP

	Year Ended January 31, 2006	Year Ended January 31, 2005	Year Ended January 31, 2004

Loss Per Share - basic and diluted	$(0.76)	$(0.38)	$(0.32)

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

18.    Differences Between Canadian And United States Generally Accepted Accounting Principles
  (Canadian GAAP And U.S. GAAP) (continued)

(d)   Comprehensive Income

Statement of Financial Accounting Standards No. 130 requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

Under US GAAP, a statement of changes in shareholders’ equity and comprehensive income in the following format would form a part of the annual consolidated financial statements:
			Share Subscriptions	Warrants	Additional Paid In Capital	Comprehensive Income (Loss)	Deficit restated (note 2)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity restated
	Share Capital
	Number of Shares	Amount

Balance forward, January 31, 2003	3,470,994	$27,379,052	$-	$-	$60,000		$(26,415,718)	$-	$1,023,334

Share subscriptions	-	-	791,720	-	-	-	-	-	791,720
Issuance of shares (see Note 10(b))	890,691	2,267,186	-	-	-	-	-	-	2,267,186
Components of comprehensive income:
- net income (loss)	-	-	-	-	-	(1,168,682)	(1,168,682)	-	(1,168,682)
						$(1,168,682)
Balance, January 31, 2004	4,361,685	$29,646,238	$791,720	$-	$60,000		$(27,584,400)	$-	$2,913,558

Consolidated Statement of Changes in Shareholders’ Equity

CORAL GOLD RESOURCES LTD.
(formerly Coral Gold Corp.)
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

18.    Differences Between Canadian And United States Generally Accepted Accounting Principles
 (Canadian GAAP and U.S. GAAP) (continued)

 (d)    Comprehensive Income (continued)

  Consolidated Statement of Changes in Shareholders’ Equity (continued)
			Share Subscriptions	Warrants	Additional Paid In Capital	Comprehensive Income (Loss)	Deficit restated (note 2)	Accumulated Other Comprehensive Income (Loss)	Total Other holders’ Equity restated
	Share Capital
	Number of Shares	Amount

Balance forward, January 31, 2004	4,361,685	$29,646,238	$791,720	$-	$60,000		$(27,584,400)	$-	$2,913,558

Share subscriptions	-	-	(791,720)	-	-	-	-	-	(791,720)
Issuance of shares (see Note 10(b))	287,220	1,108,440	(11,945)	-	-	-	-	-	1,096,495
Stock-based compensation expense	-	-	-	-	343,533	-	-	-	343,533
Components of comprehensive income:
- net income (loss)	-	-	-	-	-	(1,776,727)	(1,776,727)	-	(1,776,727)
- change in unrealized gain (loss) of marketable securities	-	-	-	-	-	5,771	-	5,771	5,771
						$(1,770,956)
Balance, January 31, 2005	4,648,905	$30,754,678	$(11,945)	$-	$403,533		$(29,361,127)	$5,771	$1,790,910

Share subscriptions	-	-	71,945	-	-	-	-	-	71,945
Issuance of shares (see Note 10(b))	457,361	805,659	-	116,100	-	-	-	-	921,759
Stock-based compensation expense	-	-	-	-	1,056,100	-	-	-	1,056,100
Fair value of stock option exercises	-	-	-	-	(87,560)	-	-	-	(87,560)
Components of Comprehensive income:
- net income (loss)	-	-	-	-	-	(3,652,354)	(3,652,354)	-	(3,652,354)
- change in unrealized gain (loss) of marketable securities	-	-	-	-	-	(14,581)	-	(14,581)	(14,581)
						$(3,696,935)
Balance, January 31, 2006	5,106,266	$31,560,337	$60,000	$116,100	$1,372,073		$(33,013,481)	$(8,810)	$86,219

18.	Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

(e)    Supplemental Financial Information

(i)    Reconciliation of Cash Flows Under U.S. GAAP

Cash Flows from Operating Activities

	2006	2005	2004

Cash provided by (used in) operating activities per CDN GAAP	$(677,443)	$(556,184)	$(1,021,895)
Deferred exploration expenditures	(584,880)	(897,908)	(420,054)

Cash provided by (used in) operating activities per US GAAP	$(1,262,323)	$(1,454,092)	$(1,441,949)

Cash Flows from Investing Activities

	2006	2005	2004

Cash provided by (used in) investing activities per CDN GAAP	$(392,771)	$(914,246)	$264,756
Deferred exploration expenditures	584,880	897,908	420,054

Cash provided by (used in) investing activities per US GAAP	$192,109	$(16,338)	$684,810

(f)    Additional Disclosure Required by U.S. GAAP

(i)    Operations in a Foreign Country

The Company is subject to numerous factors relating to conducting business in a foreign country (including, without limitation, economic, political and currency risk), any of which could have a significant impact on the Company’s operation.

The Company’s U.S. subsidiaries, Coral Resources, Inc., Marcus Corporation and Coral Energy Corporation of California are subject to U.S. corporation tax on profits.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Financial Statements
Years Ended January 31, 2006, 2005 and 2004
(In Canadian Dollars)

18.          Differences Between Canadian And United States Generally Accepted Accounting Principles (Canadian GAAP And U.S. GAAP) (continued)

(g)    Additional Disclosure Required by SEC

The SEC requires that related party transactions be disclosed as a separate line in the financial statements. Under this requirement, the following related party transactions would have been shown separately as related party balances in the financial statements:

(i)
Included in advances receivable are related party transactions of, $28,003 (2005 - $28,003; 2004 - $28,003) due from a joint venture with common management and common directors; $7,850 (2005 - $Nil; 2004 - $Nil) from a company controlled by a Director; $1,430 (2005 - $Nil; 2004 - $Nil) from a director of the Company and $13,124 (2006: $89,992 less an allowance for bad debt of $76,868; 2005: $122,048 less an allowance for bad debt of $90,621; 2004: $90,621) with two companies with common management and common directors.

(ii)	Consulting fees of $30,000 (2005 - $30,000; 2004 - $22,500) were paid to a company owned by a director.

(iii)	Management fees of $105,000 (2005 - $75,000; 2004 - $90,000) were paid to a company owned by a director.

(iv)	Directors’ fees of $12,000 (2005 - $14,000; 2004 - $24,000) were paid to directors of the Company.

(v)	An allowance in the amount of $209,840 (2005 - $209,840) has been accrued in respect of advances made to a company with common management.

(vi)	The loan receivable of $83,000 (2005 - $50,000) is due from a subsidiary of a related company that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

(vii)	Included in accounts payable are $525,000 (2005 - $Nil) of amounts due to a Director of the Company, as a bonus.

(viii)	Investment securities and marketable securities would be noted as a related party on the balance sheet.

(h)	Deferred Exploration Expenditures

The Company follows the policy of deferring all acquisition and exploration costs relating to the mineral properties held. Under US GAAP, the deferred exploration expenditures would have been expensed in the year they were incurred (see note 7(a) to 7(d)).